UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68551

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StoneLiving Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

443 North Clark Street, Suite 200
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen J. Miles	312.670.5900	miles@livingstonepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Miles _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StoneLiving Securities LLC _____, as of March 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
KEION COLLIER
Notary Public, State of Illinois
My Commission Expires 09/18/2025

Signature:

Title: COO

Notary Public   Keion Collier

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

StoneLiving Securities, LLC

Financial Report
with Supplemental Information
March 31, 2022

StoneLiving Securities, LLC

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Financial Condition   2

    Statement of Operations   3

    Statement of Changes in Members' Equity   4

    Statement of Cash Flows   5

    Notes to Financial Statements   6-8

Supplemental Information   9

    Information Pursuant to Rule 17a-5 of the Securities Exchange
    Act of 1934   10

    Exemption Report SEC Rule 17a-5(d)(4) and Report of Independent
    Registered Public Accounting Firm Review of the Exemption Report
    SEA Rule 17a-5(g)(2)(ii)   11-12

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Members
StoneLiving Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StoneLiving Securities, LLC as of March 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of StoneLiving Securities, LLC as of March 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StoneLiving Securities, LLC's management. Our responsibility is to express an opinion on StoneLiving Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StoneLiving Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of StoneLiving Securities, LLC's financial statements. The supplemental information is the responsibility of StoneLiving Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as StoneLiving Securities, LLC's auditor since 2011.

Chicago, Illinois
May 24, 2022

PRAXITY™
Empowering Business Globally

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2022

Assets	
Cash	$ 1,047,776
Prepaid expenses and other assets	4,101
Total assets	$ 1,051,877
Liabilities and Members' Equity	
Liabilities - Accrued expenses	$ 203,154
Members' Equity	848,723
Total liabilities and members' equity	$ 1,051,877

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2022

Revenue - Investment banking	$ 2,535,000
Expenses	
Salaries and wages - Members	385,919
Salaries and wages - Others	352,082
Professional fees	278,971
Occupancy and equipment	52,706
Communication	28,212
State registration and filing fees	20,815
Office	14,273
Other	1,377
Total expenses	1,134,355
Net Income	$ 1,400,645

StoneLiving Securities, LLC

Balance - As of April 1, 2021	$	405,051
Net income		1,400,645
Members' distributions		(956,973)
Balance - As of March 31, 2022	$	848,723

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2022

Cash Flows from Operating Activities	
Net income	$ 1,400,645
Adjustments to reconcile net income to net cash provided by operating activities	
Change in prepaid expenses and other assets	(1,754)
Change in accrued expenses	185,800
Net cash provided by operating activities	1,584,691
Cash Flows from Financing Activities - Members' distributions	(956,973)
Net Increase in Cash	627,718
Cash - Beginning of year	420,058
Cash - End of year	$ 1,047,776

StoneLiving Securities, LLC

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by the affiliates Livingstone Partners, LLC (Livingstone) and Sharp Capital Advisors, LLC (Sharp Capital).

Aspects of the Limited Liability Company - As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

Cash - The Company maintains its cash in a bank account, the balance of which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition - Investment banking revenue includes success fees earned from providing merger and acquisition and other advisory services to clients. Such revenue is recognized when the performance obligations are satisfied. This normally occurs at closing of the transaction or termination of the contract.

Note 1 - Nature of Business and Summary of Significant Accounting
Policies (Continued)

Management Estimates - The preparation of financial statements in conformity with GAAP (accounting principals generally accepted in the United States of America) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of March 31, 2022, the Company had net capital of $844,622, of which $831,078 was in excess of its required net capital of $13,544. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.0.

Note 3 - Major Customers

During the year ended March 31, 2022, the Company's fee revenue was attributable to three customers. There were no balances owed from these customers as of March 31, 2022.

Note 4 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses Livingstone for expenses that are paid by Livingstone but have been allocated to the Company. During the period from April 1, 2021, through March 31, 2022, the amount of expenses allocated to the Company from Livingstone was $768,073. As of March 31, 2022, the Company owed Livingstone $196,689, which is included in accrued expenses in the statement of financial condition. This amount owed at March 31, 2022 was paid in April 2022.

The Company also entered into a service agreement with Sharp Capital for various services including, research, website and marketing services for a monthly fee. During the period from April 1, 2022, through March 31, 2022, the total fees charged to the Company by Sharp Capital was $225,000. There was no balance due to Sharp Capital as of March 31, 2022.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2022.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 24, 2022, the date the financial statements were issued.

Supplemental Information

StoneLiving Securities, LLC

Total Members' Capital	$	848,723
Deductions and/or Charges		
Non-allowable assets		4,101
Net capital before haircuts		844,622
Haircuts		-
Net capital		844,622
Net Capital Requirement		13,544
Excess net capital	$	831,078
Aggregate Indebtedness	$	203,154
Ratio of Aggregate Indebtedness to Net Capital		0.24 to 1.0

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2022.

EXEMPTION REPORT
SEC RULE 17a-5(d)(4)

May 24, 2022

To Whom It May Concern:

We, as members of management of StoneLiving Securities LLC (the "Company "), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 SEC Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 SEC Release No. 34-70073 and Question 8 of the related FAQ's release by the SEC staff.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is not claiming an exemption in reliance on Footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 SEC Release.

2. The Company conducted business activities involving merger and acquisition advisory services activity throughout the year ended March 31, 2022, without exception.

3. The Company met the identified conditions for such reliance throughout the period April 1, 2021, through March 31, 2022 without exception.

Signed: Stephen Miles ______________________________

Name: Stephen Miles

Title: CEO

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Members
StoneLiving Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) StoneLiving Securities, LLC indicated that StoneLiving Securities, LLC does not meet any of the exemption conditions under paragraph (k) of SEC Rule 15c3-3 and may file an Exemption Report in reliance upon Footnote 74 of the 2013 SEC Release No. 34-70073 and Question 8 of the related FAQs released by the SEC staff, because it had no obligations under 17 C.F.R. §240.15c3-3, and StoneLiving Securities, LLC does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money and other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; does not carry customer accounts of or for customers; and does not carry PAB accounts (as defined in Rule 15c3-3) and (2) StoneLiving Securities, LLC stated that StoneLiving Securities, LLC had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. StoneLiving Securities, LLC's management is responsible for compliance with 17 C.F.R. §240.15c3-3.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StoneLiving Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
May 24, 2022

PRAXITY™
Empowering Business Globally

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures**

To the Members
StoneLiving Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2022. Management of StoneLiving Securities, LLC (the "Company") is responsible for its Form SIPC-7 and compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to the procedures performed and acknowledged that they are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Additionally, SIPC has agreed to the procedures performed and acknowledged that they are appropriate for its intended purpose. No other parties have agreed to and acknowledged the appropriateness of the procedures. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report, and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

2) Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022 with the total revenue amount reported in Form SIPC-7 for the year ended March 31, 2022, noting no differences

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

PRAXITY
Empowering Business Globally

To the Members
StoneLiving Securities, LLC

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Plante & Moran, PLLC

May 24, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 3/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

STONELIVING SECURITIES LLC
443 NORTH CLARK STREET
SUITE 200
CHICAGO, IL 60654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Miles - 312-670-5901

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 3,803
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/4/21 Date Paid	(3,803)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STONELIVING SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of May, 20 22.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/21
and ending 3/31/22

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,535,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)   0

      Total deductions   0

2d. SIPC Net Operating Revenues $ 2,535,000

2e. General Assessment @ .0015 $ 3,803

                                         (to page 1, line 2.A.)